Exhibit 24

LIMITED POWER OF ATTORNEY

THIS LIMITED POWER OF ATTORNEY given on the 16th day of July, 2015 by CVI Investments, Inc. (hereinafter called "the Company"), whose Registered Office is situated at PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

WHEREAS, by agreement dated July 16, 2015, by and between the Company and Heights Capital Management, Inc., the Company expressly authorized Heights Capital Management, Inc. to enter into transactions in certain designated areas as defined in the Discretionary Investment Management Agreement attached hereto marked "Appendix l."

NOW THIS DEED WITNESSETH that William Walmsley, Director of the Company, hereby appoints on behalf of the Company the firm of HEIGHTS CAPITAL MANAGEMENT, INC., which through its officers, directors and employees is hereby formally granted limited power of attorney for the purpose of entering into transactions on behalf and for the account of the Company; and to take all actions on behalf of the Company as may be necessary to consummate such transactions, including but not limited to making, negotiating; signing, endorsing, executing, acknowledging and delivering in the name of the Company all applications, contracts, agreements, notes, statements, certificates, proxies and any other instruments of whatever kind and nature as may be necessary or proper in connection with the entering into of such transactions, instructing the transfer of funds where necessary with respect to such transactions, and performing all of the services specified under the Discretionary Investment Management Agreement with respect to such transactions.

IN WITNESS WHEREOF, the Company has caused this Limited Power of Attorney to take effect on the day and year above written.

CVI Investments, Inc.

By: /s/ William Walmsley

William Walmsley, Director